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[LETTERHEAD OF AMERICAN TECHNICAL CERAMICS]                        Page 1 of 4


                                      NEWS:
                              For Immediate Release
                                    CONTACT:

Kathleen M. Kelly                                                 Allan Jordan
Vice President                                           Senior Vice President
American Technical Ceramics Corp.                   Golin/Harris International
(631) 622-4710                                                  (212) 697-9191
email: invest@atceramics.com                    email: ajordan@golinharris.com
       ---------------------                           -----------------------

                        AMERICAN TECHNICAL CERAMICS CORP.
                        ANNOUNCES SECOND QUARTER RESULTS

        HUNTINGTON STATION, NEW YORK, FEBRUARY 7, 2002 -- AMERICAN TECHNICAL CERAMICS CORP. (AMEX Symbol: AMK), a leading manufacturer of high-performance electronic components including capacitors and Thin Film circuits for a broad range of commercial and military applications, today announced the results for the second fiscal quarter and the six months ended December 31, 2001.

        Net sales for the quarter ended December 31, 2001 decreased 46% to $11,582,000 from $21,326,000 in the comparable quarter in fiscal year 2001. Net loss amounted to $1,038,000, or approximately ($.13) per common share (($.13) per common share assuming dilution), for the quarter ended December 31, 2001, compared with net income of $2,445,000, or approximately $.31 per common share ($.30 per common share assuming dilution), for the comparable quarter ended December 31, 2000.

        Net sales for the six months ended December 31, 2001 decreased 40% to $25,487,000 from $42,223,000 in the comparable period in fiscal year 2001. Net loss amounted to $740,000, or approximately ($.09) per common share (($.09) per common share assuming dilution), for the six months ended December 31, 2001, compared with net income of $5,040,000, or approximately $.63 per common share ($.61 per common share assuming dilution), for the comparable period ended December 31, 2000.

        Management stated that the decrease in net sales for both the three and six month periods was a direct result of the continuing economic downturn that is affecting the entire electronic component industry. The majority of the Company's major product lines were below the prior years sales levels.

        The decrease in net income for both the quarter and the six months ended December 31, 2001 compared to the comparable periods of the prior fiscal year were primarily due to the lower sales volume and inventory charges to adjust certain inventory to net realizable value. Cost reduction measures put in place during the fourth quarter of fiscal year 2001 and further measures taken in the first quarter of fiscal year 2002 have partially offset the impact of the lower sales levels.
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[LETTERHEAD OF AMERICAN TECHNICAL CERAMICS]                        Page 2 of 4

        Net order bookings for the quarter were approximately $9.5 million and the backlog at December 31st was approximately $10.6 million. Bookings for the Company's core capacitor products increased slightly from the prior quarter as bookings from the wireless infrastructure market improved. Bookings from the fiber optic market declined further, while bookings from all other major markets ATC serves remained essentially flat.

        Victor Insetta, President and Chief Executive Officer of the Company, stated that, "sales and bookings continue at low levels due to the continuing weakness in the economy. We believe the second quarter will be the low point for the year. We currently expect the rate of new orders to increase over the next few quarters, albeit slowly. As such, we do not expect further cost reductions. In fact, we anticipate selectively adding to our capabilities in order to respond to opportunities in the market we service as business conditions improve. Our balance sheet remains strong and we continue to focus on our long-term objectives, including investing in our R&D and new product initiatives."

        The Company also announced that in January 2002, the Company commenced a voluntary stock option exchange program for its employees. Under the program, employees of the Company and its subsidiaries will be given the opportunity, if they so chose, to tender for cancellation outstanding stock options previously granted to them with per share exercise prices of $19.50 or more in exchange for an equivalent number of new options to be granted at a future date. The exercise price of these new options will be equal to the fair market value of the Company's common stock on the date the new options are granted.

        Mr. Insetta, stated that "due to the recent downturn in the economy and the volatility of the stock markets, many of our valued employees are holding options that are substantially out-of-the-money. As a result, their existing options are not likely to have the intended effect of creating better performance and retention incentives -- incentives which we believe help to maximize value for all of our stockholders. While we can not predict the future performance of our stock, we hope that those employees who choose to participate in this voluntary program will receive options that, over time, will have greater potential to increase in value than their existing options."

        The option exchange program has been organized to comply with FASB interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" and, accordingly, there will be no variable compensation charges as a result of this stock option exchange program.

        The Company invites you to participate in the upcoming conference call with management. The details are as follows:

                            FRIDAY, FEBRUARY 8, 2002
                        11:00 A.M. EASTERN STANDARD TIME
                 TOLL FREE CALL IN NUMBER: 1 - 800 - 450 - 0785

        A replay of the call will be available by telephone beginning shortly after the call ends through February 15, 2002. To hear the replay, dial 1-800-475-6701 (USA) and 320-365-3844 (International). The access code is 624215.
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[LETTERHEAD OF AMERICAN TECHNICAL CERAMICS]                        Page 3 of 4


        A live webcast of the call will begin at 11:00 EST on February 8, 2002. To access the webcast, go to the Company's website, www.atceramics.com, and click on the webcast icon in the Investor Relations section. This webcast will be available for two weeks.

        American Technical Ceramics Corp. designs, develops, manufactures and markets electronic components including ceramic multilayer capacitors, and custom Thin Film circuits. The Company's products are utilized in a broad range of commercial and military applications, including wireless infrastructure, fiber optics, medical electronics, semiconductor manufacturing equipment and satellite equipment.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release may contain forward looking statements that are subject to risks and uncertainties, including, but not limited to, economic and political conditions, the impact of competitive products, product demand and market acceptance risks, changes in product mix, costs and availability of raw materials, fluctuations in operating results, delays in development of highly-complex products, risks associated with international sales and sales to the U.S. military, risk of customer contract or sales order cancellation and other risks detailed from time to time in American Technical Ceramics Corp.'s filings with the Securities and Exchange Commission, including, without limitation, those contained under the caption "Item 1. BUSINESS - CAUTIONARY STATEMENTS REGARDING FORWARD - LOOKING STATEMENTS" in the Company's Annual Report on Form 10-K. These risks could cause American Technical Ceramics Corp.'s actual results for future periods to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. Any forward-looking statement represents the Company's expectations or forecasts only as of the date they were made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. The Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if its expectations or forecasts change.

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[LETTERHEAD OF AMERICAN TECHNICAL CERAMICS]                        Page 4 of 4


               AMERICAN TECHNICAL CERAMICS CORP. AND SUBSIDIARIES
               --------------------------------------------------
                      (in thousands, except per share data)

                    Condensed Consolidated Balance Sheet Data
                    -----------------------------------------

                                            December 31, 2001
                                                (unaudited)       June 30, 2001
                                           --------------------  ---------------
Accounts Receivable                           $       5,658       $     11,530
Inventories                                          23,651             24,568
Current Assets                                       39,335             44,288
Total Assets                                         70,883             76,576
Current Liabilities                                   5,681             10,626
Total Liabilities                                    15,383             20,747
Total Stockholders' Equity                           55,501             55,829


               Condensed Consolidated Statement of Operations Data

                                                     Three Months Ended
                                                          (unaudited)
                                           -------------------------------------
                                               December 31,        December 31,
                                                  2001                2000
                                           --------------------  ---------------
Net Sales                                     $      11,582       $       21,326
Gross Profit                                          2,336                8,858
Operating (Loss)/Income                              (1,632)               3,787
Net (Loss)/Income                                    (1,038)               2,445
(Loss)/Earnings Per Share:
    Basic                                     $       (0.13)      $         0.31
    Diluted                                   $       (0.13)      $         0.30
Weighted Average Common Shares Outstanding:
    Basic                                             8,047                7,952
    Diluted                                           8,047                8,292

               Condensed Consolidated Statement of Operations Data

                                                      Six Months Ended
                                                         (unaudited)
                                           -------------------------------------
                                             December 31,           December 31,
                                                 2001                   2000
                                           --------------------  ---------------
Net Sales                                      $    25,487         $      42,223
Gross Profit                                         6,697                17,997
Operating (Loss)/Income                             (1,144)                7,795
Net (Loss)/Income                                     (740)                5,040
(Loss)/Earnings Per Share:
    Basic                                      $     (0.09)        $        0.63
    Diluted                                    $     (0.09)        $        0.61
Weighted Average Common Shares Outstanding:
    Basic                                            8,038                 7,939
    Diluted                                          8,038                 8,325